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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Information Resources, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on September 8, 2003, as amended by Amendment No. 1 thereto filed with the Commission on September 10, 2003, Amendment No. 2 thereto filed with the Commission on October 14, 2003, and Amendment No. 3 thereto filed with the Commission on October 17, 2003 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by Gingko Acquisition Corp., a Delaware corporation, to purchase all of the outstanding common stock of the Company, together with the associated Preferred Share Purchase Rights. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase (as defined in the Schedule 14D-9), as applicable. The Schedule 14D-9 is hereby further amended and supplemented as follows:

Item 8.

        Item 8 is hereby amended and supplemented by adding the following new paragraph at the end thereof:

"On October 20, 2003, Purchaser and the Company issued a joint press release announcing revised terms of Purchaser's offer. The full text of the joint press release issued in connection therewith is filed at Exhibit (a)(11) hereto and is incorporated herein by reference in its entirety. The full text of the agreement pursuant to which the Merger Agreement was amended is filed as Exhibit (e)(12) hereto and is incorporated herein by reference in its entirety. The full text of the amended and restated form of CVR Agreement is filed as Exhibit (e)(13) hereto and is incorporated herein by reference in its entirety."

Item 9.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by filing the following Exhibit herewith:

Exhibit Number	Description
(a)(11)	Text of press release of Gingko Acquisition Corp. and Information Resources, Inc., dated October 20, 2003.

        Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following text thereto:

Exhibit Number	Description
(e)(12)	Amendment No. 1, dated as of October 19, 2003, to the Agreement and Plan of Merger, dated as of September 7, 2003, by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc. (incorporated by reference to Exhibit (d)(7) of Amendment No. 6, dated October 20, 2003, to the Schedule TO filed by Gingko Corporation, Gingko Acquisition Corp., Symphony Technology II-A, L.P. and Tennenbaum & Co., LLC on September 8, 2003).
(e)(13)	Form of First Amended and Restated Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein) (incorporated by reference to Exhibit (d)(8) of Amendment No. 6, dated October 20, 2003, to the Schedule TO filed by Gingko Corporation, Gingko Acquisition Corp., Symphony Technology II-A, L.P. and Tennenbaum & Co., LLC on September 8, 2003).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFORMATION RESOURCES, INC.
Dated: October 24, 2003	By:	/s/ JOSEPH P. DURRETT
	Name:	Joseph P. Durrett
	Title:	Chairman, Chief Executive Officer and President

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(11)	Text of press release of Gingko Acquisition Corp. and Information Resources, Inc., dated October 20, 2003.

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SIGNATURE
INDEX OF EXHIBITS